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Exhibit 4.12

March 17, 2005

Panamco Colombia, S.A.
Republic of Colombia

Ladies and Gentlemen:

In regards to the Bottler Agreement (“the Agreement”) among you and The Coca-Cola Company (the “Company”), we are writing to inform you that a new bottler agreement is in the final stages of discussion and approval among the parties, which we estimate will be executed towards the end of April 2005, at present the Agreement is temporarily extended from March 1, 2005 until

April 30, 2005

With the exception of said extension, all the terms and conditions of the Agreement will continue to be fully valid and up until the expiration of said additional term, said Agreement will expire and the Company will no longer have the right to claim a tacit renewal of the aforementioned.

Sincerely,

THE COCA-COLA COMPANY

By:	/S/ _____________________
Name:
Title: Vice President

Accepted by:
Panamco Colombia, S.A.

By:  __/s/_________________
Attorney in fact